China Cord Blood Corporation
Updates Status Regarding Share Repurchase Program

HONG KONG, China, October 7, 2010 - China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), the first and largest cord blood bank operator in China, today announced that since the authorization of the stock repurchase program on September 15, 2010, the Company has repurchased approximately 309,000 ordinary shares for approximately US$1.6 million through October 6, 2010 at an average price per share of US$5.32.  This amount represents approximately 10.7% of the total repurchase program authorized by CCBC’s Board of Directors, with approximately US$13.4 million remaining in the Company’s buyback authorization for repurchase prior to September 2011.

Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation, stated, “We are committed to enhancing shareholder value, and our actions in the past weeks demonstrate our commitment to our shareholders and management’s confidence in the Company’s business and future prospects.  We do not believe the current share price reflects the intrinsic value of the Company’s business.  Our expansion plan in Zhejiang province that was announced in September, together with our intention to execute the warrant exchange offer to simplify our capital structure, should contribute to a stronger earnings profile.  We plan to continue to grow our existing business, and at the same time, seek opportunities to expand our business in China and the Asia Pacific region.”

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968